Exhibit 99.1

Ballard to Present at 2016 Gateway Conference in San Francisco, CA

VANCOUVER, Aug. 26, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announces that Guy McAree, Director of Investor Relations will present during the 2016 Gateway Conference at The Four Seasons Hotel in San Francisco on Wednesday, September 7th, 2016 at 10:00 a.m.

During his presentation, Mr. McAree will discuss Ballard's strategic direction and recent progress within the fast-growing fuel cell and clean energy areas. He will also be available on September 7th and 8th at the conference for 1-on-1 meetings with interested investors.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:45e 26-AUG-16